May 31, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, DC 20549

Re:           NovaDel Pharma Inc.
Post-Effective Amendment to Registration Statement on Form S-1
Filed April 4, 2011
File No.: 333-170066 (the “Registration Statement”)

Dear Mr. Riedler:

On behalf of NovaDel Pharma Inc. (the “Company”), we are pleased to provide the following response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 7, 2011 (the “Comment Letter”) relating to the above-referenced Registration Statement.

For your convenience, the text of the Comment Letter has been reproduced herein with the Company’s response below the numbered comment.  In addition, the Company has filed Post-Effective Amendment No. 2 to the Registration Statement, and a marked copy of Post-Effective Amendment No. 2 to the Registration Statement is included herewith for your reference.

Comment:

1.
We note that the shares of common stock underlying the Series A and C warrants were not registered in your original Registration Statement on Form S-1 which went effective on February 14, 2011. However, the Series A and C warrants are exercisable within one year. Please register in a new registration statement the shares underlying the Series A and C warrants. You may want to consider using Rule 429 to combine the shares registered on both registration statements as they are part of the same distribution.

Response:

We understand your comment.  The Company has entered into a consent agreement with the warrant holders whereby the Series A and C warrants have been amended so that such warrants will not be exercisable until the date that is one year and one day from the effective date of the Post-Effective Amendment No. 2 to the Registration Statement.  The Company does not believe this amendment to be an exchange of securities because this amendment does not materially alter the rights or obligations of the parties under the warrants, and there was no consideration exchanged.  However, if the Staff were to take the position that the amendment should be deemed an exchange of securities, then we believe such exchange would comply with Section 3(a)(9) of the Securities Act of 1933, as amended.  Furthermore, we believe

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
May 31, 2011

such exchanged securities would be deemed to be included in the Registration Statement in accordance with the following interpretation by the Staff (CDI Number 239.07):

239.07 Warrants, and the shares issuable on their exercise, were registered. Now the warrants are being exchanged for warrants with a new expiration date and exercise price in reliance on Section 3(a)(9). The Division will not object if the original registration statement (updated to reflect the new terms through a post-effective amendment) is used in connection with the exercise of the new warrants. [Nov. 26, 2008]

Post-Effective Amendment No. 2 will reflect the new term of the warrants.

Comment:

2.
The new registration statement should be filed after sufficient shares are authorized and you are able to file a legal opinion that does not assume that there are a sufficient number of shares authorized for the exercise of the Series A and C warrants.

Response:

Thank you for your comment.  The Company intends to file a new registration statement for the Series A and C warrants after sufficient shares of common stock of the Company are authorized, and we are able to file a legal opinion that does not assume the sufficiency of shares.

In addition, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the above responses will be acceptable to the Staff.  Please do not hesitate to contact me at (609) 919-6633 or Christine Zoino at (609) 919-6618 should you have any questions regarding the foregoing.  Thank you for your time and attention.

Very truly yours,

/s/ Emilio Ragosa

Emilio Ragosa

cc:        Steven B. Ratoff
  Craig Johnson